NEWS RELEASE

For Immediate Release

FORDING AND TECK COMINCO ANNOUNCE RECEIPT OF STRIKE NOTICE AT ELKVIEW OPERATIONS

CALGARY, June 2, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TEK.MV.A and TEK.SV.B.) today announced that Elk Valley Coal has been served strike notice by Local 9346 of the United Steel Workers of America at its Elkview Operations in southeast British Columbia. The collective agreement at the mine expired on October 31, 2005.

The strike notice terminated the mediation process and provided notice that a strike at Elkview will commence as early as Wednesday, June 7, 2006. Elk Valley Coal has advised Fording and Teck Cominco that it will continue its efforts to reach a new collective agreement for the Elkview Operations.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

Contacts:

Fording Canadian Coal Trust Media Contact Dermot Lane Director, Corporate Communications 403-260-9816 Investors Paul Armstrong Director, Investor Relations 403-260-5215	Teck Cominco Limited Media Contact David Parker Director, Corporate Affairs & Sustainability 604-687-1117 Investors Greg Waller Director, Financial Analysis & Investor Relations 604-685-3005